                                            Filed by Expedia, Inc.
                                            Pursuant to Rule 165 and Rule 425
                                            under the Securities Act of 1933
                                            Subject Company:  Expedia, Inc.
                                            Commission File No.  000-27429

This document contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, including statements regarding our expectations, beliefs, intentions or strategies regarding the future. Forward-looking statements can be identified by terminology such as "may," "will," "should," "expects," "plans," "anticipates," "believes," "estimates," "predicts," "potential" or "continue" or the negative of such terms or comparable terms. These statements are based on management's current expectations and are subject to uncertainty and changes in circumstances. Actual results may differ materially from these expectations due to changes in global economic, business, competitive market and regulatory factors or failure of the transactions described to be completed for any reason. We have based all of our forward-looking statements on information available to us as of July 16, 2001 and we are not obligated to update any of these forward-looking statements. You should note that our actual results could differ materially from the forward-looking statements.

USA Networks, Inc. ("USA") and Expedia, Inc. ("Expedia") will file a joint prospectus/proxy statement and other relevant documents concerning USA's acquisition of Expedia with the Securities and Exchange Commission ("SEC"). INVESTORS ARE URGED TO READ THE JOINT PROSPECTUS/PROXY STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED IN THE FUTURE WITH THE SEC BECAUSE THOSE DOCUMENTS CONTAIN IMPORTANT INFORMATION. Investors will be able to obtain such documents free of charge at the SEC's website at www.sec.gov. In addition, such documents may also be obtained free of charge by contacting USA Networks, Inc., 152 West 57th Street, New York, New York, 10019, Attention: Investor Relations, or Expedia, Inc., 13810 SE Eastgate Way, Suite 400, Bellevue, WA 98005,
Attention: Investor Relations. INVESTORS SHOULD READ THE JOINT PROSPECTUS/PROXY STATEMENT CAREFULLY WHEN IT BECOMES AVAILABLE BEFORE MAKING ANY VOTING OR INVESTMENT DECISION.

USA and its directors and officers may be deemed to be participants in the offering of securities by USA, and Expedia and its directors and officers may be deemed to be participants in the offering of securities by Expedia as well as in the solicitation of proxies from Expedia shareholders to adopt the agreement providing for USA's acquisition of a controlling interest in Expedia. A detailed list of the names and interests of USA's directors and executive officers is contained in the definitive proxy statement on Schedule 14A filed by USA with the SEC on April 9, 2001, and a detailed list of the names and interests of Expedia's directors and executive officers is contained in the definitive proxy statement on Schedule 14A filed by Expedia with the SEC on October 11, 2000. Copies of those filings may be obtained free of charge at the SEC's website at www.sec.gov.

                                    * * * *

[THE FOLLOWING IS THE TRANSCRIPT OF CERTAIN REMARKS MADE BY RICHARD BARTON, PRESIDENT AND CEO OF EXPEDIA, AND GREG STANGER, SENIOR VICE PRESIDENT AND CHIEF FINANCIAL OFFICER OF EXPEDIA, DURING A CONFERENCE CALL ON JULY 16, 2001 THAT WAS MADE AVAILABLE THROUGH THE WEBSITE OF EXPEDIA.]

Operator:          Ladies and gentlemen, thank you for standing by. Welcome to the Expedia conference call. During the presentation, all participants will be in a listen-only mode. Afterwards, you will be invited to participate in the question and answer session. At that time, if you have a question, you will need to press the one followed by the four on your telephone. As a reminder, this conference is being recorded today, Monday, July 16, 2001.

                   I would now like to turn the conference call over to Marj Charlier, Director of Investor Relations for Expedia, Inc. Please go ahead, ma'am.

Marj Charlier:     Thank you, Operator.

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                   By now, you should all have seen the press release that went out this morning. If you have not, you can find it immediately on the web at investor.expedia.com.

                   A couple of reminders. This call is being recorded and broadcast live over the Internet and will be posted on our website at investors.expedia.com, shortly after its conclusion. The contents of this call are copyrighted by Expedia and may not be reproduced in any way without written permission from Expedia.

                   Some of what is said in this call may include forward-looking statements, as defined by the Private Securities Litigation Act of 1995. Any statements about future events and trends, including steps the company plans to take to improve the financial results or financial conditions should be considered as forward-looking statements. Such forward-looking statements may differ from actual results and are subject to risks and uncertainties, which are detailed in our filings with the SEC and in the press release.

                   On the call with me today is Richard Barton, President and CEO of Expedia, and Greg Stanger, Senior Vice President and CFO.

                   I would now like to turn the call over to Richard.

Richard Barton:    Thanks a lot, Marj.

                   I'm sure you all have seen the press release this morning, but to recap quickly, USA Networks has announced that it has entered into an agreement with Microsoft that will enable USA Networks to purchase a majority interest in Expedia. We'll go into some detail about that agreement in a few minutes.

                   First, let me say this is a great day for Expedia, and I say with absolutely no humility whatsoever, it's also a great day for USA Networks. We can't imagine a better parent for us at this stage in our growth, and I can't imagine that USA Networks could find a better company, in a better industry, to help prove its exciting vision -- one that's about the convergence of entertainment, information, and direct selling.

                   Back in 1994, when we first began exploring the travel business inside of Microsoft, we recognized the huge opportunity that this category offered, and the tremendous value that technology could bring to business of making and taking better trips. We've proven that potential. In the past few months, we've seen how our commitment to cutting edge technology has led to marketshare gain and the creation of a whole new consumer experience.

                   At the beginning of the year, we introduced our ESP, or expert searching and pricing platform, after four years and $30 million of development. This advanced technology has enabled us to boost our marketshare and win over consumers. Our customers don't think of it as technology. They just see a great shopping experience and great deals, and that's fine with us.

                   Today, we announce a deal that will allow us to take the advanced technology foundation that we gained in our genesis at Microsoft and move on to leverage that with a broad array of media, commerce and travel assets, our new majority holder, USA Networks has at its disposal. We think that this move is going to turbo charge our efforts, extending our reach both on line and on television, bringing our best in class travel service to more and more customers. With this sale, we get the best of both worlds. We get to keep the value of our Microsoft relationships through a four-year extension in our MSN contract, our

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                   dot-net and XP involvement, as well as our Microsoft genes.
                   And now, we get the benefit of being a part of one of the world's largest media and commerce networks, that reaches 81 million homes in the U.S. and 155 million homes worldwide, and has a bold vision for the convergence of entertainment and commerce that is year ahead of anyone else's vision.

                   With Expedia at the center of a portfolio of travel oriented assets, USA Networks will have amassed a travel group that can take advantage of this electronic convergence. This group includes some very interesting travel-oriented assets that we can leverage to help drive the next wave of our growth. As of this morning, those include National Leisure Group, a leader provider of cruises and vacations, which also provides Expedia with our cruise content. Ticket Master and City Search, two other USA holdings, present many intriguing possibilities for both sourcing and bundling, event tickets and to Expedia packages, as well as distributing our travel products through Ticket Master and City Search.


                   And by the end of the year, USA expects to launch it's new USA travel channel, which gives us access to a new advertising and direct sales vehicle, as well as an opportunity to leverage travel content production. The USA travel channel will be in addition to the USA network, one of the top cable networks, Studios USA, which produces Law & Order, USA Films, which released the academy award winning movie Traffic, and the Home Shopping Network and its affiliated Internet commerce site.

                   As some of you probably know, USA Networks also owns 70 percent of Hotel Reservations Network, our leading competitor in the merchant hotel space. With HRN, we will continue to compete as independent companies.

                   There are a couple of things I'd like to highlight in all of this. First, Expedia will be the flagship property within USA Networks' travel group. We will continue to operate as an independent company and we will continue to follow our vision to create a travel superstore that makes us the largest seller of travel anywhere, on or off line. We will also carry our technology focus with us. That DNA is inside of us and we won't change in our determination to stay years ahead of our competitors in using technology to improve our product and the customer experience.

                   Second, I'd like to tell you something about how this deal came about. Our spin-off from Microsoft was the first step in our eventual weaning from the mother ship. At that time, we-- both Expedia and Microsoft -- recognized that we were not a core strategic holding for a company in the software business. Since our IPO, we've explored strategic relationships at many different levels with many potential partners. We have been on the lookout for strategic partners to be owners that had as much to offer us as we had to bring.

                   I met Barry Diller about seven years ago when we were first starting up Expedia -- then known cleverly as "Microsoft Travel." I became immediately intrigued with his vision for the convergence of content and commerce, and the passion with which he pursued despite many not really understanding. I understood, and it resonated with me. Clearly, he has a strong belief in our Expedia and the interactive travel industry. Over the years, he has kept up a drum beat of interest in strategic partnering to purchasing of equity in Expedia, even prior to our IPO in 1999. We are very pleased that USA has reached an agreement with Microsoft, and we look forward to both keeping a strong relationship with the parent that brought us into the world and extending our reach and influence with a new parent who has a great set of weapons to bring to bear on our behalf.

                   Now, I'd like to ask Greg Stanger, our CFO, to detail some of the specifics of the agreement between Microsoft and USA Networks and the opportunities this transaction offers to Expedia shareholders.

Greg Stanger:      Thanks very much, Rich. The agreement is fairly complex, and
                   I'll be glad to take a few questions after our remarks to help fill in some of the blanks for you. But the basics are as follows:

                   USA is offering Expedia shareholders the opportunity to exchange shares of Expedia stock for a bundle of three securities. The first is USA common stock. We're at $17.50, or 0.666 shares of USAI, assuming at closing USA stock is at $27.00. The second is 0.4199 USA warrants, also assuming at closing USA stock is at $27. These entitle holders to purchase shares during a seven year period at $35.10 -- a 30 percent premium over market. The third is USA preferred stock, which has a face value of $17.50. The preferred has a
                   1.99 percent coupon and is put-able to USA at the holder's election, at years five, seven, 10 and 15, and is callable by USA beginning in year 10. It converts to common at a 25 percent premium, except that it prices USA above $35.10, it converts it as a kind and conversion price, thereby accelerating return in the event that the stock appreciates significantly. The specific terms, such as callers and the like, are more fully described in the press release. Going forward, we will provide more data to shareholders to assist them in analyzing the securities offered by USA.

                   The offer is for up to 37.5 million shares of Expedia. Microsoft has agreed to exchange all of its 33.6 million shares for the USA securities. Other shareholders of Expedia will have the option of exchanging their shares for the same consideration Microsoft is receiving, or keeping them and receiving 0.192 warrants to purchase shares of Expedia at $52 per share.

                   To elaborate on the offer to our shareholders, in our carve-out for Microsoft, we negotiated a provision entitling our minority shareholders to participate on equal terms in any sale of shares by Microsoft. In our deal with USA and Microsoft, we will provide a further benefit to shareholders and option holders who do not exchange their shares for the USA securities. These warrants will create additional value for our shareholders if we succeed in executing our strategy for growth, and they represent an up side expressly for those shareholders who retain their Expedia shares.

                   In addition, Expedia will be receiving additional consideration from USA that we believe strengthens our competitive position, and will create value for our stockholders over time. USA will provide us with $15 million a year for five years of advertising on USA Networks' properties. That is as much as we have spent in TV advertising in any year in the past. We have also negotiated a two-year option to purchase one-third of the travel channel at USA's cost.

                   A couple of words about our press release this morning on the fourth quarter. As you saw, we had another terrific quarter with tremendous growth. Our gross bookings for quarter were $802 million and we believe we were on pace to have calendar year gross booking of over $3 billion.

                   Gross revenue grew 62 percent sequentially in the quarter to $178 million from $110 million, and net revenue grew 37 percent sequentially, to $78 million from $57 million. In addition, we also expect to report net income before non-cash items of $12 to $14 million, or 24 to 29 cents per basic share and 20 to 23 cents per diluted share for the June quarter. On a GAAP basis, the company expects to report a net loss of $5.5 million to $7.5 million, or a loss of 11 to 15 cents per basic share.

                   The key drivers of growth in the quarter were in the merchant business, with phenomenal results in Expedia bargain fares, merchant hotels and packages. Expedia bargain fares and the unbranded opaque fares launched in March with over 20 airlines, and this business got off to a fast start in the quarter. Our hotel business, which is primarily merchant, grew 45 percent in the quarter sequentially. Much of the hotel revenue was imbedded in our packages business, which grew about 70 percent sequentially in the quarter.

                   We also reported that we will change the method of recognizing revenue for our merchant business in our quarterly and fiscal year statements as we adopt a new accounting standard for fiscal year 2001. As a result, we will report merchant revenue on a net basis, which represents the amount charged to the customer less the amount paid to the supplier. When we compare our results to prior periods, we will also adjust the way we report prior period merchant revenues to reflect the new accounting method. It's important to note that this accounting change does not affect gross bookings, gross profits, net earnings, or earnings per share. Further, we think this apples-to-apples presentation of merchant and agency revenue should help all of you better track our business -- and help all of you better track our progress in building our merchant business.

                   With that, I'll turn the call back to Rich.  Rich?

R. Barton:         Excuse me -- I was on mute. Greg and I are in different
                   locations, so we're playing a little tennis back and forth here. Thanks a lot, Greg.

                   Again, we're really pleased to have USA Networks, with its broad arsenal of entertainment information and interactive weapons as our new majority shareholder. And no we would be glad to take a few questions. Suffer us a few logistical issues as we bounce questions back and forth between the two of us, as we are in different locations. I'll open it up with that.

Operator:          R. Barton: Thanks. Again, we're very pleased to have USA
                   Networks with its broad arsenal of entertainment, information, and interactive commerce weapons as our new majority shareholder. And now, we'd be glad to take a few questions.

Operator:          Our first question comes from Anthony Noto, of Goldman Sachs.
                   Go ahead, sir.

A. Noto: Thank you, and hi, Rich and Greg. If you guys could bear with me, I have a couple of questions. The first one is in regards to the Board. I noticed the Chairman will be changing. Are there any other changes for the Board?

R. Barton:         Hey, Anthony, this is Rich. There certainly will be other
                   changes, and they will be announced in the coming weeks and months. It has not been finalized yet.

A. Noto: Okay. Can you give us any sense of the detail in terms of how many seats USA Networks will get versus Expedia or how that will actually work, why you may not have the specific names?

R. Barton:         Yeah. Barry Diller will be the Chairman, and USA Networks
                   will have a majority of the seats on the Board.

A. Noto: Okay. And in regards to the Microsoft ownership, Rich, you'd said that, you know, they are clearly a software company that Expedia wasn't a core holding for them. Was there any value that you saw in trying to get them to hold some stake in the company? Because now my understanding is that they have no holding whatsoever in Expedia once the deal closes. Is that correct? And if you could just comment on what you think the value of adding a holding stake would have been versus just having the relationship with MSN?

R. Barton:         Well, it's a complex answer, but there are a few things I'll say, and then I'll turn it over to Greg. The first is, no matter what, we maintain a really strong relationship with Microsoft and MSN at multiple levels, given the extension of the long-term contract of the MSN distribution relationship that we're announcing coincident with this announcement.
                   Also, we are right on the cutting edge of adoption of leading edge Microsoft platform technologies like the XP-oriented technologies and the dot.net-oriented technologies, as well as Hailstorm, which is part of that. Expedia is always featured as perhaps the top or one of the very top partners in terms of aggressiveness as we adopt these new platforms by Microsoft, and that will not change. The second thing is Microsoft will maintain an indirect -- a significant indirect ownership stake in Expedia via its resultant ownership in USA
                   Networks resulting from this transaction, so there will be an ownership stake there regardless. And, third, there could actually be some direct shares at the end of the day that they own, depending on how many of the Expedia shareholders opt to offer their shares in the tender offer that is part of the transaction. I should -- if I didn't say that right, Greg, you should chime in and fix what I just said.

G. Stanger:        Sure. As a subsidiary merger, this is not technically a
                   tender offer. (Inaudible) But the way that it will work is that USA is offering to purchase up to 37.5 million Expedia shares. Microsoft holds 33.7 million. But to the extent that more than 37.5 million Expedia shareholders choose to exchange their shares for the USAI securities, then Microsoft and everyone else will be cut back on a pro rata basis. So that's the mechanism by which Microsoft could wind up with an ongoing position in Expedia.

A. Noto:           Great. And then one question in terms of the value.
                   Obviously, it's a complicated structure and we have to make assumptions using black shoals to value pieces of it, which involves, you know, assumptions on volatility. And, you know, I'm coming out with a certain range, and I was just wondering if you could provide for us what range in terms of stock value you came out with and how you valued the purchase price?

R. Barton:         Well, I think the best way to approach that would be perhaps to talk a little bit about each of the three securities.
                   Obviously, the common stock is worth what it's worth, which, you know, assuming the midpoint of the range, which is the $27 per share, is 17.50 per Expedia share. The preferred stock has a face value of $17.50 per Expedia share, but until it trades, it's impossible to know how investors will value that security, and it could trade higher or lower than that number. Similarly with the warrants, the warrants are based on a number of different assumptions, could be valued in the range of $5, and, again, how they trade will depend on a variety of factors relating to both the underlying security, USAI stock, and also how the warrant itself trades relative to the underlying security.

A. Noto: Right, great. And I pretty much know that calculation in addition to the net present value of the dividend, so I come up with about $44. So I may be wrong in terms of the volatility that I'm using there, but I guess my question would be, when was the deal struck relative to the close as of Friday since the stock had, you know, obviously closed at $48.70?

R. Barton:         You can imagine that a deal of this complexity takes a little bit of time to put together.

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                   And we have been in discussions with both parties for a
                   fairly extended period of time. You know, the deal itself was signed yesterday. The value was -- that's an exchange, and primarily this was a transaction that -- as a financial transaction, it was a transaction to a great extent between Microsoft and USA, and the parties were very comfortable with the --with the valuation -

A. Noto:           Great.

R. Barton:         -- or the exchange of value.

A. Noto: Guys, thanks very much. I appreciate your patience with all my questions.

R. Barton:         Sure thing.

Operator:          Our next question comes from Mark Mahaney, with Morgan
                   Stanley Dean Witter. Go ahead, sir.

M. Mahaney:        Great. Thank you. Rich, Greg, two questions. One, how should we think of this on the broader competitive environment, and particularly relative to Travelocity and Orbitz? What are the pluses and what are the minuses in terms of how you've structured the deal and -- relative to those two companies?

R. Barton:         Hey, Mark. This is Rich. Yeah, I'm not -- I've spent the last now five seconds trying to think of what the negatives are.
                   I'd start, but I can't find any. The positives are numerous.
                   USA Networks is going to enable us to extend the reach of Expedia into new and interesting places, both on TV and on the Internet. You can imagine a potential very interesting partnership with Ticketmaster City Search where we begin to ultimately sell Ticketmaster vacations, products that include event tickets in -- inside of Expedia. How about the Dave
                   Matthews Las Vegas package with two nights at the Belagio, round-trip airfare, and two tickets in the 10th row to see
                   Dave Matthews? Really interesting stuff can ensue there.
                   Also, the new USA Travel Channel-- this dedicated new cable channel that USA Networks announced its starting up today and will launch by the end of the year -- is a whole new way to utilize TV to sell travel. And we have a front-row seat, an option to buy a portion of that -- of that property. So there's just a whole arsenal of weapons that USA and we can use to gain continued advantage and continue to accelerate our growth as we look forward. From a negatives perspective, you know, I really don't see any negatives. It's just a great benefit for us.

M. Mahaney:        Okay. And then on the extension of the MSN deal, can you
                   provide any more terms on that? Or are the terms of the extension similar to the terms you've had to date? Thanks.

G. Stanger:        I think they're broadly similar, Mark. This is Greg now.
                   We've had-- as you may know, when we carved out for Microsoft, we entered into a five-year deal that had pricing to be re-negotiated after two years to the mutual satisfaction of the parties. We have recently successfully completed that negotiation and actually extended the contract out until June of '05, which is a slightly longer period than the initial five-year term. The terms themselves, I would say, are similar economically. We believe that the promotion we have on the site will be -- or I should say, the site for the promotion across the network will be even more powerful than it has been in the past.

M. Mahaney:        Thank you.

G. Stanger:        Sure.

Operator:          Our next question is from Bob Simonson, with Wm. Blair. Go ahead, sir.

B. Simonson:       Good morning. Two questions. What services do you still
                   receive from Microsoft, and is there any impact on them? And, secondly, I think you've kind of been asked a little bit about it, but can you talk about any implications or understandings of how this changes the competitive area in the -- you're going to remain a competitor with HRN. How does -- can you speculate on how that kind of shakes out?

G. Stanger:        Why don't I tackle the first one, which is what services we get from Microsoft. Obviously, we just alluded to the distribution deal. We also have a services agreement, under which our information technology infrastructure sits on top of the Microsoft IT infrastructure. And so we have, you know, all of the employee's Internet access and e-mail. We also have access to -- it can sit on top of the Microsoft SAP system for our general ledger and have a host of related systems. We, as part of this deal, entered into an agreement with Microsoft to continue for a period of time those services, but we are also well underway in migrating off of the Microsoft services in developing our own infrastructure.

B. Simonson:       Thank you.

R. Barton:         Much of that migration -- I mean that migration has been in process for the 20 months since we spun out, and so it is well underway and it will continue on the normal schedule, Bob.

B. Simonson:       Okay.

R. Barton:         Relating to the -- your HRN question, you know, we remain an independent publicly traded company. HRN is a competitor of ours in one portion of our business and will remain a competitor of ours in that portion of the business. There is nothing beyond that is contemplated right now. There could be, down the road, some opportunities for cooperation, and certainly USA Networks has left the door open for that down the road. But for now and for the foreseeable future, we will continue to compete as we have in the past.

B. Simonson:       How? Could you elaborate at all? How would you, what would you get from, what was that corporation, what form would the corporation take?

R. Barton:         You know -

B. Simonson:       Possibly.

R. Barton:         I really think it's impossible to say until we get further into discussions.

G. Stanger:        Yeah. We negotiated this arrangement with USA as opposed to with any of its other entities.

B. Simonson:       Okay.  Thank you.

R. Barton:         You bet.

Operator:          The next question comes from Henry Harteveldt, with Forrester
                   Research.  Go ahead, sir.

H. Harteveldt:     Thank you. Rich, Greg, congratulations on this. Quick
                   question. You had said this would be a whole new way to use
                   TV, but Travel Channel was started by Icahn to dump excess
                   TWA inventory and then Preview Channel -- Preview Travel started on this. How do you think you're going to be able to do things in a different or better way? And, frankly, do you not see this as a way to drive off-line, on-line and, conversely, online to offline to appeal to the technology pessimists out there?


R. Barton:         Hey, Henry. A complex question. I'll circle back here on the second half of it. But the first half is, why do we think this one's going to work?

H. Harteveldt:     Or work better than ...

R. Barton:         I mean we've got the best guys in the business, basically
                   running it. USA Networks is an absolute pro, very -- it's a pro at starting up new cable channels. And broadcast channels. Barry was the inspiration, you know, behind the Fox
                   Network before its network.

H. Harteveldt:     Right.

R. Barton:         This guy -- these guys know how to program. They know how to create successful channels. I am incredibly thrilled to be able to draft off of that, and we're being given a huge, a very valuable option to be able to draft off of that as well as wonderful geographic position in the kind of USA holdings universe.

H. Harteveldt:     Um-hmm.

R. Barton:         So, I'm very excited about it. You know, you and I have
                   talked about it a lot. I am a real bull on what happens as TV and travel commerce converge. I think really amazing things happen because TV is such an inspirational medium for travel.

H. Harteveldt:     Um-hmm.

R. Barton:         You know, one of USA's new successful programs is the Eco
                   Challenge. You know, I can imagine sitting watching Eco
                   Challenge as well and thinking, wow, that's taking place in -- somewhere in Indonesia, and I want to find out about that place. Now I don't want to go do the eco challenge, but, you know, maybe I'll go to Bali. Let's find out more. Click.
                   Okay? So there's just a very interesting future here around that. The second half of your question, I think, was about -

G. Stanger:        Rich?

R. Barton:         Yeah?

G. Stanger:        Before answering the second half of the question, it's
                   probably worthwhile also mentioning that in addition to the cable properties and expertise that you mentioned, the one that speaks most directly, I think, is the Home Shopping
                   Network.

R. Barton:         Oh, yeah.

G. Stanger:        Which is widely understood to be sort of a very key and core asset in television retailing, and there's an enormous amount of expertise and experience in the company surrounding that business.

R. Barton:         Yeah, these guys are merchandisers extraordinaire.

H. Harteveldt:     Right.

R. Barton:         I mean Diller started up QVC and created a new category with
                   QVC.

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

H. Harteveldt:     Um-hmm.

R. Barton:         And then started up HSN. I mean these guys are -- these guys are the pros.

                   Now, the second half I didn't quite understand. I mean this extends our reach, so, of course, we're going to be able to pull what we hope will be able a lot more people from television, from offline, to online, to interact and get our brand out that much more broadly as well. Vice versa, as we work on interesting, we talked about that Ticketmaster/Dave Matthews/Expedia vacation package...

H. Harteveldt:     Right.

R. Barton:         ...we should be selling that. We'll be selling that on the
                   USA Travel Channel, as well. And we may be pointing people towards that production from the Website.

H. Harteveldt:     Okay. Does this impact any of your other media activities
                   like your radio program, the magazine, anything like that, Rich?

R. Barton:         No, it doesn't.

H. Harteveldt:     Okay.  Great.  Thank you.

Operator:          The next question comes from Steve Weinstein, with Pacific
                   Crest Securities. Go ahead, sir.

S. Weinstein:      Great, and thanks. In the revenue-related metrics that you released, everything looked, you know, obviously better than expected there. It was a great quarter. But as you drill down, like the growth rates between your gross bookings, your gross revenue, net revenue number were quite divergent. Can you give us a little more background so we understand what was really driving it? I mean what was happening to sort of like average transaction price, the number of transactions, (?) booking, and how were those things playing out in the metrics you gave because we don't know the full detail there.

                   And then, second, just to sort of hit a point that was already brought up, this is a complex transaction. It's really hard to figure out what value is being put on Expedia. Would you be willing to venture throughout a range that you guys came up with?

G. Stanger:        Let me take those one at a time. In terms of why the merchant revenue growth is slower than in the gross presentation, essentially, it's as follows.

R. Barton:         Wait, wait.  I think you said that wrong, Greg.

G. Stanger:        Oh, let me back up then.

R. Barton:         Yeah.

G. Stanger:        All right. The gross presentation shows faster gross growth than the net presentation, and that is because our growth has been much faster in the merchant business.

S. Weinstein:      Right.

G. Stanger:        Which is a lower margin business. And so that margin, when it is translated back into net revenue, forms a smaller proportion of the overall revenue picture. Does that make sense?

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

S. Weinstein:      Well, yeah. I mean I understand the relationship between sort of the net and the --.

G. Stanger:        It's a -- let me take another stab at it. Merchant revenue is growing very rapidly.

S. Weinstein:      Okay.

G. Stanger:        And so in the gross presentation, the impact is that the
                   overall revenue number growth is quite high. On a net basis, the merchant fees shrink to a much smaller proportion of the overall revenue, so its impact on the growth is smaller.

S. Weinstein:      Okay.

R. Barton:         It's completely a mix issue that plays right into our
                   advantage and talks to our strategy. Our merchant businesses are growing at a very rapid pace, a more rapid pace than the rest of the business. And, so, as we -- as we move to an `apples-to-apples' comparison between our merchant businesses and our net and our agency businesses, you know, that -- that's a -- that mix issue gets filtered out.

S. Weinstein:      Right.  If I look at it from a -

R. Barton:         I don't know if I helped, Steve.

S. Weinstein:      Yeah, well, if I looked at it from just like a gross billings
                   -- or gross bookings number -

R. Barton:         What's happened to -- like what was growth in or change in average transaction amount and the number of transactions?

G. Stanger:        For right now, Steve, we're doing a high-level release of a few metrics and not really drilling into the operating records.

S. Weinstein:      Okay.

R. Barton:         An interesting way to maybe look at this is to maybe not get caught up in all of the gross revenue and -- or the net revenue stuff and just take a look at cash earnings as a percent of gross bookings. And that is -- that's where the story is, in my opinion. And I don't have those numbers at my fingertips -- Greg, maybe you do --but we saw a very large expansion in our cash earnings as a percentage of gross bookings. And we will be looking to continue that trend.

G. Stanger:        Sure. If you take the midpoint of the range of the cash
                   earnings we announced, that's about 1.6 percent of gross bookings last quarter. We were well under 1 percent. So -

R. Barton:         And that is -- that growth is driven by the shift in gross bookings towards merchant business which generates a higher cash earnings percentage per gross booking than the other businesses.

S. Weinstein:      All right.  Okay, thanks.

R. Barton:         Yep.

Operator:          The next question comes from Mark Rowen, with Prudential
                   Securities. Go ahead, sir.

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

M. Rowen:          Thanks. A couple questions, first of all, HRN's deal with
                   Travelocity, I believe, would preclude a merger between HRN and Expedia so -- for three, three-and-a-half years, so I'm assuming that that's the reason that you plan to compete aggressively with them. But the question is, are there any out clauses to that agreement? Do you think that cooperation, as you said, might happen sooner than 3-1/2 years? Or what are the plans going forward? And, also, both you and HRN compete for some of the same inventory. So the fact that you're now both owned by the same parent, what does that do to pricing as far as supplier pricing? And then I have a couple other questions, if I could.

G. Stanger:        If I could jump in, it's probably not entirely appropriate for us to comment on the confidential arrangements between HRN and its partners.

R. Barton:         It's just not appropriate; it's not possible.

G. Stanger:        Um, you know -

R. Barton:         We don't know.  We don't know what they are, so -

M. Rowen:          Okay. So if you could just comment then about both having the same parent and what that might do to pricing as far as supplier pricing in the industry?

R. Barton:         You know, we haven't had -- you know, we haven't had these discussions about cooperation, Mark. So it's really -- it would be purely speculative. Certainly, there is an opportunity to do stuff down the road, but we really haven't given any -- put any flesh on that idea yet. In the meantime and for the foreseeable future, we'll compete. And we'll compete at every point in the business. And we have been competing effectively then, very effectively.

M. Rowen:          Well, it just seems that one of the big potential synergies of the merger would be doing something with HRN. So to say that you haven't thought about, you know, that you're just going to compete as always seems a little confusing to me.

G. Stanger:        We're certainly going to be within the same USA family. We will get to know these people. We'll talk to them. Who knows what could develop over time.

M. Rowen:          Okay -

R. Barton:         But, Mark, you know -- Mark, let's be clear. We're not
                   merging with HRN. There's no merger. There's no, you know -- there is the --certainly the opportunity for, you know, partnership down the road with those guys in cooperation.
                   But, you know, the point of this --the point of this transaction is not, you know -- HRN is not involved in this transaction; put it that way.

M. Rowen:          Okay, Greg, a couple of questions. You put a value on the
                   warrants for USA. I wonder if you could give us a range of value for the warrants on Expedia?

G. Stanger:        Yeah, it tends to be clear. I'm being careful not to put a value on those securities because they are not yet in the market, and it's impossible to know how they will trade. So they have theoretical value -

M. Rowen:          Right, right.

G. Stanger:        -- and trading value may be materially different. Again,
                   depending on the assumptions that you make regarding the Expedia warrants, they're in the -- in the range of $4.60 per share.

M. Rowen:          Okay. And then I wonder if you could tell us of the revenue that you reported for the quarter? How much of that came from the licensing segment?

G. Stanger:        License revenue in the quarter was $8.3 million.

R. Barton:         No.

G. Stanger:        Excuse me.  Excuse me.

R. Barton:         That was, that includes advertising.

G. Stanger:        No, I'm off base, and I'm -- I've been up all night working on this transaction. I apologize for that. I think what I'd prefer to do is not break out revenue further than we already have.

M. Rowen:          Okay. All right. And then one final question if I could.
                   Rich, you mentioned a couple of times some combinations and things that you could do with Ticketmaster and City Search with the Dave Matthews Band. Do you think down the road that it makes sense for you and Ticketmaster to be one company? Is that where this is going? Or does that remain to be seen?

R. Barton:         You know, I haven't even contemplated that, Mark. Perhaps
                   that is something that is contemplated down the road by Barry
                   Diller and USA. It's not something we've had discussions about. The businesses are very complementary, but they are different businesses. So, it doesn't seem immediately apparent to me that they naturally belong together, from my perspective. Having them be brother and sister is terrific, and we should be able to leverage what each other's done.
                   They have an amazing market position, and we have an amazing market position, and we should be able to leverage that. But, beyond that, I don't see much.

M. Rowen:          Okay, great.  Congratulations.

R. Barton:         Thank you.

Operator:          Our next question comes from Tom Underwood, with Legg Mason.
                   Please go ahead with your question.

T. Underwood:      Congratulations, guys. I like the change in ownership. My
                   question is really regarding just some of the numbers that you put out today, the $100 million that was done in terms of merchant business, up from about $53 million a quarter ago.
                   Whereas, your hotel business is up 45 percent sequentially.
                   How fast of a start is Bargain Fares off to, and how important a component of your merchant business is that?

R. Barton:         The Expedia Bargain Fares have become a -- they've come out of the gate very quickly. We have not yet broken them out.
                   However, I think it's fair to say that it has become a material portion of our overall transportation business and, in fact, a material portion ... did get sold.

T. Underwood:      Okay. And then, finally, just a little bit different. In
                   terms of going forward, are you seeing any trends from consumer travel spending, or any impact from more that would lead you to believe that the environment is getting more challenging for travel bookings on the Internet?

G. Stanger:        You know, it's an interesting -- it's an interesting dynamic.
                   As the market for travel has become weaker over the past period, the availability of merchant inventory and other inventory has increased. And so, we found that growing our business has been easier in this environment than in past environments. And so, I think that has been a net positive for us.

R. Barton:         Though we've been historically successful growing our
                   business in other environments as well.

T. Underwood:      Okay.

R. Barton:         I think you'd agree. I think it's probably numerically
                   obvious.

T. Underwood:      All right. It is numerically obvious. I was very impressed with your net revenue as a percentage of growth in transaction value.

R. Barton:         Right. In terms -- in terms of impact from Orbitz or what
                   have you, you're looking at some of our results right now.
                   Business is obviously good. So I think that there may be an effect of, because of the marketing arrangements that Orbitz has with its carrier owners that they utilize soft marketing to drive people from their own sites and their own planes to Orbitz' site. I think probably there is a cannibalization -- a heavy cannibalization going on from the airlines' own direct sites to Orbitz.

T. Underwood:      That's consistent with what I'm hearing from others. Thank you, guys.

R. Barton:         Which, you know -- I don't know what you think about that, but from an airline perspective, that doesn't necessarily seem to me to be the most long-term strategic thing to do.

T. Underwood:      Probably not.

Operator:          The next question is from Jack Pitts, with Steadfast
                   Financial. Go ahead with your question.

J. Pitts:          Hi, guys. Two questions. One, is the $15 million over the
                   five years with USA in marketing -- how is that -- how does that affect income statements? Is that going to be charged as an expense? Or is that free? And, if so, does it work like a coupon that you can, you know, buy time at any time for $15 million a year? Or, how do they price it? Considering if you have to buy it, then they could just price it at a higher price?

G. Stanger:        Sure. We will be purchasing media with that $15 million
                   annual credit on the same terms as a cash buyer. So this will be, you know, the same sort of place that we would get if we
                   -- if we were to simply buy through our agency, our ad agency. In terms of the accounting question, still a little bit of work to be done before we have to make that decision, but it is likely that we will put it on the balance sheet and expense it as we use it.

J. Pitts:          Is it showing as a donation to the balance sheet of $75
                   million or is it coming out of your current balance sheet?

G. Stanger:        It would be a contribution of assets.

J. Pitts:          Okay, thanks. And then the other question is, in terms of
                   your number of shares, it's -- I'm just trying to figure out from Microsoft basically the offering to USAI - what the total number of shares is outstanding and, you know, how many
                   -- how many options are priced above today's stock price, which could further dilute it?

G. Stanger:        Well, in the -- in the quarter ended, the diluted shares
                   outstanding was 61 million. We do have a number of outstanding stock options, and so you're correct that on a fully converted basis, these share counts are somewhat higher than that, approximately 68 million shares.

J. Pitts:          And is that 68 million at or below -- was that exercised by either at or below today's price of $44?

G. Stanger:        Yes.

J. Pitts:          Thanks. And then is there a recommendation by Expedia
                   management for which option to choose the Expedia warrants or the USAI deal? Because that -- as I understand the deal, it's not really a merger. It's just basically a transaction between Microsoft and USA.

G. Stanger:        Yeah, but technically it is structured as a subsidiary
                   merger. Our board has recommended the transaction, but has not taken a viewpoint on which election shareholders should make. So shareholders who are looking for exposure to the media world with increased liquidity might choose the USAI securities. Shareholders who continue to see the future and the upside in Expedia and Internet travel obviously will be attracted to the situation they already have, in combination with the additional warrant that will be distributed to each of our shareholders and option holders as well as the strategic assets that are being contributed into the company.

J. Pitts:          And is there any indication of what you guys are going to do as managing Expedia?

G. Stanger:        I -- I'll speak for myself personally. I have a significant proportion of my personal wealth in the company, and I'm very glad that I do. And I expect that that's going to be the case for the foreseeable future. I do not expect that I will be exchanging my shares in the transaction.

J. Pitts:          Thank you very much.

G. Stanger:        Sure thing.

Operator:          The next question comes from Michael Moriarty, with MJM
                   Partners. Go ahead, sir.

M. Moriarty:       That was the exact question I had. And, if Rich can talk
                   about what his intentions are regarding his options in the company?

R. Barton:         I would answer the exact same way that Greg just did.

M. Moriarty:       Thank you very much.

G. Stanger:        I would add, just as a matter of completeness, that, you
                   know, my --while I will remain very invested in Expedia for the long term, I also, as a prudent individual, will, over time, also have the goal of some liquidity, and from time to time, take actions towards that end.

R. Barton:         And actually, we should just make that as a blanket statement for all senior management of Expedia. You know, for all the senior management of Expedia, the vast majority of their net worth is tied up in Expedia stock, which is a great thing.
                   But, you know, from time to time historically and into the future from time to time, you're going to see natural diversification efforts. I don't anticipate anything abnormal or such, but, it will occur.

M. Moriarty:       Just a follow-up question if I could. Given that
                   consolidation is clearly happening in this space, and with USA having a number of different public entities in which you can use as currency, how should we view and how are you viewing and how does USA view the Expedia currency going forward in terms of further acquisitions versus, let's say, HRN's currency versus USA? How do they determine which entity will participate?

R. Barton:         I think the different opportunities will present themselves to different entities. And certainly, we'll continue to have strategic conversations with a lot of potential partners, and our sense is that USA would be very open to those conversations and the use of Expedia equity to the extent they were interesting transactions.

M. Moriarty:       Was that the same consideration at Microsoft?

R. Barton:         Well, we did, do -- we did complete two acquisitions in our
                   20 months or so of being public. So, it was the same kind of -- same kind of situation, you know, at Microsoft, though I think it's pretty clear that USA Networks and Barry Diller is making a really big bet and bold move in the interactive travel space, and I think we can see some even more stepped-up progressiveness.

M. Moriarty:       Thank you very much.

Operator:          Ladies and gentleman, if there are any additional questions, please press the one, followed by the four at this time.

                   Our next question comes from Matt Gottlin, with Chesapeake Partners.

M. Gottlin:        Hi, and congratulations. Can you -- I think before you said the range for the warrants. Could you just repeat that? And also, could you go over the timing of the transaction and what approvals are necessary?

G. Stanger:        Sure. You know, again, the warrants, just to reiterate,
                   trading markets will be uncertain. We believe that the theoretical value on the USA warrants is in the range of, you know, depending on your assumptions, $5 per Expedia share. On the US -- excuse me -- on the Expedia warrants, the value is theoretically (inaudible) a little bit lower than that on the order of about $4.60.

M. Gottlin:        Okay, and then the timing of the transaction and closing?

G. Stanger:        We expect to complete a proxy that will be mailed to
                   shareholders in a -- let's say, a four-week period. The transaction will be subject to both SEC review, and also, the antitrust review and should be completed, in our view, by the end of this year.

M. Gottlin:        The transaction will be completed by the end of the year?

G. Stanger:        Yes. I should note that both Microsoft and USA Networks have irrevocably committed to the transaction, and so the likelihood of its completion is quite high.

M. Gottlin:        Thank you.

Operator:          Ladies and gentleman, once again, if there are any additional questions, please press the one, followed by the four at this time.

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

                   Our next call comes from Lorraine Sileo, with PhoCusWright. Please go ahead, ma'am.

R. Barton:         Let me interrupt you first, Lorraine.

L. Sileo:          Okay.

R. Barton:         This is the last question for me. This is Rich. Greg, I'll leave it up to you to decide if you want to continue, but I have a press conference I've got to dash off to.

L. Sileo:          Rich, I wanted to ask about the National Leisure Group. Now,
                   I know you already work with them, but how might this facilitate this --having the same parent company facilitate the sale of cruises and vacations to Expedia?

R. Barton:         I mean it's nothing -- it's nothing but goodness. You know, we're close partners with NLG right now. They are just top of, best in class in terms of selling cruises, especially online. This is a business that you know we're very interested in, and being able to be really geographically close by -- I guess that's the wrong term -- but kind of organizationally close to them, is a terrific opportunity for us to figure out if we can do more together. I think there's a lot of good -- a lot of good potential upside from further cooperation there.

L. Sileo:          Sure. How much of Expedia's bookings now come from that area, the cruise and vacation packages?

R. Barton:         I don't think we released that. It's -- Greg, have we done that?

G. Stanger:        We have not. We have talked about the fact that on the
                   packages front we believe that we are now one of the larger packagers, either online or offline.

R. Barton:         These (inaudible) businesses have done very well for us,
                   Lorraine, and they're fast growing. I think a datapoint that Greg talked about in his script, in his portion of the call, was that our package business grew 70 percent sequentially.

L. Sileo:          Thank you.

R. Barton:         It's on a nice trajectory.

L. Sileo:          Okay.

R. Barton:         Greg, You and I aren't sitting next to each other, but if you want to keep going, please do.

G. Stanger:        Okay.

R. Barton:         Because it is complex, and so maybe it's worthwhile. I know you're getting tired, and I don't want to push you into that, but -

G. Stanger:        That's okay. Maybe we'll take one more question, if there are any.

Operator:          I am showing no questions at this time.

R. Barton:         Okay. All right. That's good. I'll take that option quickly then. I'm sure we'll have a -- there'll be lots more to talk about in the coming weeks as we, you know, announce the quarter, as we file a proxy for the deal, etcetera. So there'll be plenty of opportunity to gain clarity. Let me kind of close by saying this is a great win for all the companies involved. It's a great win for Microsoft. It's a terrific buy for USA Networks. And for Expedia, it just takes us to the next phase. You know, it takes us from our technology-oriented software roots, where we thrived and where we were born, and moves us into a world of media assets and commerce assets that are unrivaled. And we're very excited about the opportunities that this is going to present to all of us and to all of our shareholders. Thanks a lot.

G. Stanger:        Thanks very much.

Operator:          Ladies and gentlemen. That does conclude our conference call for the day. You may all disconnect, and thank you for participating.

(End of Call)

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